                                                       Exhibit 12(a)

              OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
      Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                              (In millions)
                                                 Six Months
                                                Ended June 30,
                                                --------------
                                                1996       1995
                                                ----       ----
Earnings:
Income before taxes                             $150.0     $127.2
Add (deduct):
   Income taxes of 50% owned affiliates            1.8        2.4

   Equity in (earnings) losses of less than
      50% owned affiliates                        (1.3)       1.8

   Interest capitalized, net of amortization       0.1       (0.2)

   Fixed charges as described below               30.9       31.7
                                                ------     ------

         Total                                  $181.5     $162.9
                                                ======     ======

Fixed Charges:
   Interest expense                             $ 20.8     $ 22.9

   Estimated interest factor in rent expense      10.1        8.8
                                                ------     ------

         Total                                  $ 30.9     $ 31.7
                                                ======     ======


Ratio of earnings to fixed charges                 5.9        5.1
                                                   ===        ===